Issuer Free Writing Prospectus dated June 10, 2014

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated June 2, 2014 and

Registration Statement No. 333-195523

Aspen Aerogels, Inc.

This free writing prospectus relates only to the initial public offering of the shares of common stock described below and should be read together with the preliminary prospectus, subject to completion, dated June 2, 2014 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-195523) of Aspen Aerogels, Inc. (the “Company”), relating to its initial public offering of common stock. On June 10, 2014, we filed Amendment No.  4 to the Registration Statement, which can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1145986/000119312514231916/d627478ds1a.htm .

This free writing prospectus contains information set forth in Amendment No. 4 and updates and supersedes the information in the Preliminary Prospectus to the extent that it is inconsistent therewith. All references to captions correspond to the Preliminary Prospectus unless otherwise specified. The information in this free writing prospectus and Amendment No. 4 (i) updates the Preliminary Prospectus to reflect that the Company’s common stock has been authorized for listing on the New York Stock Exchange, subject to final notice of issuance, and (ii) revises the “Dilution” section of the Preliminary Prospectus, and a related sentence in “Risk Factors,” to reflect the recalculation of the Company’s net tangible book value to exclude approximately $1.7 million of deferred costs incurred in connection with this offering that was previously included in the calculation as an asset. YOU SHOULD READ AMENDMENT NO. 4 CAREFULLY BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.

The following summarizes the updated information contained in Amendment No. 4 and supplements and updates the information contained in the Preliminary Prospectus.

New York Stock Exchange Listing:	The Preliminary Prospectus has been updated throughout to reflect that our common stock has been authorized for listing on the New York Stock Exchange, subject to final notice of issuance, under the symbol “ASPN.”

Risk factors:	A sentence set forth in the Preliminary Prospectus under “Risk Factors” has been revised as set forth on Exhibit A.

Dilution:	The “Dilution” section of the Preliminary Prospectus has been revised as set forth on Exhibit B.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus may be obtained from the offices of: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by email at: barclaysprospectus@broadridge.com, or by telephone: (888) 603-5847; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling tolling-free at 1-866-803-9204; and Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146). You may obtain a copy of the most recent amendment to the registration statement at http://www.sec.gov/Archives/edgar/data/1145986/000119312514231916/d627478ds1a.htm .

EXHIBIT A

The disclosure set forth in the Preliminary Prospectus under “Risk Factors — Risks Related to Our Common Stock and This Offering — As a new investor, you will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.” has been revised by replacing the second sentence of the first paragraph with:

Assuming an initial public offering price of our common stock of $15.00 per share, the mid-point of the initial public offering price range set forth on the cover page of this prospectus, and the corresponding 1-for-37.4626021 reverse stock split of our common stock, you will incur immediate dilution in net tangible book value per share of $8.06.

EXHIBIT B

DILUTION

If you invest in our common stock, your interest in our net tangible book value will be diluted to the extent of the difference between the initial public offering price and the net tangible book value per share of our common stock immediately after the completion of this offering. Dilution results from the fact that the initial public offering price is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

As of March 31, 2014, our net tangible book value was approximately $(82.6) million, or approximately $(1,170.97) per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities and preferred stock, divided by 70,545, the number of shares of our common stock outstanding on March 31, 2014. Our pro forma net tangible book value as of March 31, 2014 was $52.7 million, or $3.79 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding, as of March 31, 2014, after (a) assuming the net exercise of all of our outstanding warrants to purchase Series C preferred stock and (b) giving effect to (i) the automatic conversion of all shares of our preferred stock into 2,570,855 shares of our common stock and (ii) the automatic conversion of all outstanding principal and interest on our convertible notes upon the closing of the offering made hereby into an aggregate of 11,229,122 shares of our common stock, at a conversion price equal to 62.5% of the initial offering price, assuming an initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, the corresponding 1-for-37.4626021 reverse split of our common stock and that the closing of the offering made hereby occurs on June 16, 2014.

After giving effect to the sale by us of shares of our common stock in the offering at the assumed initial public offering price of $15.00, the mid-point of the price range set forth on the cover page of this prospectus, which assumes the corresponding 1-for-37.4626021 reverse stock split of our common stock, and after deducting estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been $142.8 million, or $6.94 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $3.15 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $8.06 per share to new investors purchasing shares of our common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after the offering from the amount of cash that a new investor paid for a share of common stock.

Because the number of shares of common stock into which our convertible notes are convertible and the reverse stock split ratio will be determined by reference to the initial public offering price in this offering, a change in the assumed initial public offering price would also have a corresponding impact on our pro forma as adjusted net tangible book value per share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$14.00	$14.25	$14.50	$14.75	$15.00	$15.25	$15.50	$15.75	$16.00
Pro forma net tangible book value per share as of March 31, 2014	$3.69	$3.72	$3.74	$3.77	$3.79	$3.80	$3.81	$3.82	$3.82
Increase per share attributable to cash payments by new investors in this offering	$2.83	$2.91	$2.99	$3.07	$3.15	$3.23	$3.31	$3.39	$3.46
Pro forma as adjusted net tangible book value per share after this offering	$6.52	$6.63	$6.73	$6.84	$6.94	$7.03	$7.12	$7.20	$7.29
Dilution in pro forma net tangible book value per share to new investors	$7.48	$7.62	$7.77	$7.91	$8.06	$8.22	$8.38	$8.55	$8.71

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after giving effect to the offering would be $7.26 per share. This represents an increase in pro forma as adjusted net tangible book value of $3.47 per share to existing stockholders and dilution in pro forma as adjusted net tangible book value of $7.74 per share to new investors, in each case assuming an initial public offering price of $15.00 per share, which is the mid-point of the range listed on the cover page of this prospectus, with the corresponding 1-for-37.4626021 reverse stock split.

The information discussed above is illustrative only and will adjust based on the actual initial public offering price, the closing date of this offering and other terms of the offering determined at pricing.

The following table shows, as of May 15, 2014, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders (including in connection with the conversion of our convertible notes and the issuance of restricted shares of common stock to our non-employee directors in connection with this offering) and new investors paid. The calculations below are based on an assumed initial public offering price of $15.00 per share, which is the mid-point of the range listed on the cover page of this prospectus, with a corresponding reverse stock split ratio of 1:37.4626021, before deducting the estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percentage	Amount	Percentage	per Share
Existing stockholders	13,915,969	67.6%	$311,109,136	75.7%	$22.36
New investors	6,666,667	32.4	100,000,000	24.3	15.00

Total	20,582,636	100.0%	$411,109,136	100.0%	$19.97

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, which assumes the corresponding 1-for-37.4626021 reverse split of our common stock, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $6,666,667, $6,666,667 and $0.46, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and assuming the closing of the offering made hereby occurs on June 16, 2014.

The discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders will be further reduced to 64.5% of the total number of shares of our common stock to be outstanding after the offering, and the number of shares of our common stock held by investors participating in the offering will be further increased to 35.5% of the total number of shares of our common stock to be outstanding after the offering.

In addition, except as noted, the above discussion and table assume no exercise of stock options or warrants to purchase common stock after May 15, 2014. As of May 15, 2014, we had outstanding options to purchase a total of 2,097,709 shares of our common stock at a weighted-average exercise price of $4.19 per share and 2,984 shares of common stock reserved for issuance upon the exercise of outstanding warrants at a weighted-average exercise price of $0.46 per share. If all such options and warrants had been exercised as of May 15, 2014, pro forma as adjusted net tangible book value per share would be $6.69 per share and dilution to new investors would be $8.31 per share. To the extent we grant options to our employees in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.